Exhibit 99.2

 NASDAQ: SLGL

 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding our anticipated NDA submission dates for EPSOLAY and TWYNEO, estimated timing for the approval and commercial launch of EPSOLAY and TWYNEO, and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of, and obtain marketing approval for, our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize and launch our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing, and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; the impact of pandemics, such as the Novel Coronavirus Disease 2019; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 24, 2020, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.  FORWARD-LOOKING STATEMENTS

 Timelines for Epsolay® and TWYNEO®  We completed the clinical programs required for the submission of our NDAs for Epsolay® and Twyneo®We also met with the FDA (physically and through telecoms) for pre-NDA meetings Exhibit batches for Epsolay® were produced at full commercial scale and the next production step is the manufacture of the commercial/validation batchesExhibit batches for Twyneo® were produced on a 200kg scaleOur CMOs (Contract Manufacturer Organizations) for Epsolay® and Twyneo® are open despite COVID-19We therefore do not anticipate delays in the submission of the NDAs or the production of the commercial/validation batches for both Epsolay® and Twyneo®This is of course, a dynamic situation which we will be monitoring closely

CURRENT MODUS OPERANDI (COVID-19)

- Company is following all restrictions published by the Israeli Ministry of Health (IMOH) and therefore no more than 30% of employees work at our facilities at any one time – primarily employees working in the labs, production, maintenance, warehouse and housekeeping; the remainder are working from home
- Business Continuity Plan (BCP) and Disaster Recovery Plan (DRP) were in place ahead of the COVID-19 crisis, and our Information Technology (IT) infrastructure allows recovery in case of a disaster; secured remote access to servers, financial activities and quality systems; and access to remote conferencing services
- Company is taking all measures to ensure the well-being of our employees including frequent on-site cleaning and sanitary measures
- On-site and remote IT support is available
- All business travel abroad was cancelled and replaced with telecoms and video conferences
- Purchase orders were placed to increase our current inventory
- SGT-210 Phase I proof-of-concept clinical study is ongoing subject to IMOH guidelines for COVID-19

Company and Products Overview | April 2020

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 OUR DERMATOLOGY COMPANY          Positive Phase III results in papulopustular rosaceaNDA submission expected in 1H/20Potential to be first-in-class and to work faster and better than current drugs  EPSOLAY®          Positive Phase III results in acne vulgaris NDA submission expected in 2H/20Potential to be best-in-class  TWYNEO®          Ongoing Phase I proof-of-concept study for erlotinib gel in punctuate palmoplantar keratoderma type IResults expected early next year  SGT-210        Microencapsulation in silica platform technology    Technology      15 provisional patent applications for tapinarof and roflumilast in various skin conditions      Early Stage          Seven 50/50 gross profit sharing collaborations with Perrigo$22.8 million in net revenues last year  Generics

 Encapsulated Benzoyl Peroxide (E-BPO)  ENCAPSULATION Improves tolerability  CRYO-SEM PICTURE  ENERGY-DISPERSIVE X-RAY SPECTROSCOPY MAPPING  Silica shell wraps BPO crystals and serves as a barrier between BPO and skin, leading to less irritation  Skin lipids migrate through the silica shell to promote solubilization of BPO

 Encapsulated Tretinoin (E-ATRA)  encapsulation enhances stability  Encapsulated tretinoin is stable in the presence of E-BPO  High encapsulation efficiency protects tretinoin  SEM PICTURE  SEM PICTURE

 What isPapulopustular Rosacea?  UNMET NEED IN Papulopustular rosacea  Chronic Condition with Poor Adherence to Current Treatments  Encapsulation aims to reduce irritation of BPOPotential to be more effective than existing treatmentsPotential to be first FDA-approved single-agent BPO Rx drug product   Our solution: EPSOLAY®E-BPO Cream, 5%  Chronic, inflammatory condition that primarily affects the face and is often characterized by flushing, redness, inflamed bumps, and pustules  How is it Treated?  Topical antimicrobials (metronidazole, clindamycin); topical anti-mite (ivermectin); systemic antibiotics (minocycline, doxycycline)  Insufficient efficacy resulting in poor adherence, contributing to antibiotic resistance; systemic side effects  What are the Current Treatment Shortfalls?

 “Clear”: Skin clear of inflammatory papules or pustules“Almost Clear”: Very few small papules or pustules and very mild dull erythema is present“Mild”: Few small papules or pustules and mild dull or light pink erythema is present“Moderate”: Several to many small or larger papules or pustules and moderate light to bright red erythema is present“Severe”: Numerous small and/or larger papules or pustules and severe erythema that is bright red to deep red is present  Primary Endpoints  EPSOLAY® PHASE III STUDIES DESIGN  Two Parallel, Multicenter, Double-Blinded, Randomized, Vehicle-Controlled Studies, 2:1 Ratio, QD  Weeks 2, 4, 8, 12 (end of study)  Visits  Proportion of patients with IGA “Clear” or “Almost Clear” relative to baseline at Week 12Absolute mean change in inflammatory lesion counts from baseline to Week 12  ≥18 years old; “Moderate” or “Severe” rosacea; ≥15 to ≤70 inflammatory lesions; ≤2 nodules  Inclusion Criteria  Investigator Global Assessment (IGA) Definition

  WELL-BALANCED EPSOLAY® PHASE III STUDIES

 SUCCESS IN Primary endpoints  Study 54-02  Study 54-01  P<0.001  P<0.001  Success in IGA @ Week 12 (ITT)  Inflammatory Lesion Count Change from Baseline @ Week 12 (ITT)  P<0.001  P<0.001  Study 54-02  Study 54-01  Change from Baseline in Inflammatory Lesion Count  Success in IGA

 IMPROVEMENT AS OF WEEK 2  P=0.009  P=0.017  Study 54-02  Study 54-01  P<0.001  P=0.009  Study 54-02  Study 54-01  P<0.001  P=0.006  Study 54-02  Study 54-01  Week 2Exploratory Endpoint (ITT)  Week 4Secondary Endpoint (ITT)  Week 8Secondary Endpoint (ITT)  Success in IGA

 IMPROVEMENT AS OF WEEK 2  P<0.001  P<0.001  P<0.001  Week 2Exploratory Endpoint (ITT)  Week 4Secondary Endpoint (ITT)  Week 8Secondary Endpoint (ITT)  Study 54-02  Study 54-01  Study 54-02  Study 54-01  Study 54-02  Study 54-01  Change from Baseline in Inflammatory Lesion Count  P<0.001  P<0.001  P<0.001

 RAPID ONSET OF ACTION  Baseline  Week 2  Week 4  Week 8  Week 12  Subject 116-009; 41 years old; Female; White; Not Hispanic or Latino

 SUBSTANTIAL IMPROVEMENT CONTINUES  Results after 12 Weeks Phase III Studies Followed by 40 Weeks Long-Term Safety Study Extension  Percentage of Subjects

 RAPID Onset of action SIDE-BY-SIDE WITH historical results*   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Success in IGA

 Success in IGA  10-week study  EPSOLAY®  16-week study, Per os  12-week study  12-week study  12-week study  Inflammatory Lesion Percent Change from Baseline  EPSOLAY® PHASE IIISide-by-side with historical results*   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Baseline Characteristics of Active Arm  IGA  Severe  33  23  82  113  26  65  0  52  48  51  71      Moderate  210  227  369  346  172  418  557  67  77  444  443      Mild  0  0  0  0  0  0  0  8  17  0  0    Inflammatory Lesions    25.7  29.8  31.0  33.3  21.6  21.7  18.3  19.5  20.5  28.5  30.0  FMX103  Minocycline foam, 1.5%  12-week study

 TREATMENT-EMERGENT Adverse events

 EPSOLAY® WAS WELL-TOLERATED  % of Subjects  Week 12  % of Subjects  Dryness  Scaling  Itching  Burning/Stinging   None  Mild  Moderate  Severe  Baseline  Safety population: n=239  Fewer Local Skin Reactions at Week 12 than at Baseline  Study 54-01

 EPSOLAY® WAS WELL-TOLERATED  Dryness  Scaling  Itching  Burning/Stinging   None  Mild  Moderate  Severe  Safety population: n=249  Low Rate of Local Skin Reactions – Comparable to Vehicle   Study 54-02  % of Subjects  Week 12  % of Subjects  Baseline

UNMET NEED IN ACNE VULGARIS

Multifactorial Disease Requiring Powerful Combination Treatments

What is Acne Vulgaris?	▪ A multifactorial disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation, and inflammation
How is it Treated?	▪ Topical BPO, retinoids, antibiotics, and their combinations; isotretinoin and antibiotics are mainstays of systemic therapy
What are the Current Treatment Shortfalls?	▪ Insufficient efficacy negatively affects self-esteem; contributes to antibiotic resistance; systemic side effects
Our solution: TWYNEO® E-BPO 3% + E-ATRA 0.1% Cream	▪ Encapsulation allows combining BPO and ATRA ▪ Encapsulation is aimed to reduce the irritation of both BPO and ATRA ▪ Potential to be more effective than existing topical treatments



Company and Products Overview | April 2020
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TWYNEO® PHASE III STUDIES DESIGN

Two Parallel, Multicenter, Double-Blinded, Randomized, Vehicle-Controlled Studies, 2:1 Ratio, QD

Inclusion Criteria	▪ ≥9 years old; "Moderate" or "Severe" acne; ≥20 to ≤100 inflammatory lesions; ≥30 to ≤150 non-inflammatory lesions; ≤2 cysts/nodules
Visits	▪ Weeks 2, 4, 8, 12 (end of study)
Investigator Global Assessment (IGA) Definition	▪ "Clear": Normal, clear skin with no evidence of acne vulgaris ▪ "Almost Clear": Rare non-inflammatory lesions present, with rare non-inflamed papules (papules must be resolving and may be hyperpigmented, though not pink-red) ▪ "Mild": Some non-inflammatory lesions are present, with few inflammatory lesions (papules/pustules only; no nodulo-cystic lesions) ▪ "Moderate": Multiple Non-inflammatory lesions and, inflammatory lesions are evident (several to many comedones and papules/pustules, and there may or may not be one small nodulo-cystic lesion) ▪ "Severe": Inflammatory lesions are more apparent, many comedones and papules/pustules, there may or may not be a few nodulo-cystic lesions
Primary Endpoints	▪ Proportion of subjects with an assessment of "Clear" or "Almost Clear" and with at least a 2-grade improvement in IGA from baseline at Week 12 ▪ Absolute change in inflammatory lesion counts from baseline at Week 12 ▪ Absolute change in non-inflammatory lesion counts from baseline at Week 12

Company and Products Overview | April 2020

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WELL-BALANCED TWYNEO® PHASE III STUDIES

 SUCCESS IN IGA PRIMARY endpoint  Study 65-05  P<0.001  Success in IGA @ Week 12 (ITT)  Success in IGA @ Week 12 (ITT)  Study 65-04  Success in IGA  Success in IGA  P=0.017

 SUCCESS IN LESION COUNT PRIMARY endpoints  Study 65-05  Study 65-04  P<0.001  P=0.018  Non-Inflammatory Lesion Count Change from Baseline @ Week 12 (ITT)  P<0.001  P<0.001  Study 65-05  Study 65-04  Change from Baseline in Non-Inflammatory Lesion Count  Inflammatory Lesion Count Change from Baseline @ Week 12 (ITT)  Change from Baseline in Inflammatory Lesion Count

 IMPROVEMENT IN SEVERE PATIENT  Baseline  Week 12  Subject 507-003; 18 years old; Female; White; Not Hispanic or Latino

 TWYNEO® PHASE IIISide-by-side with historical results*   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Trials with Highest Difference in IGA Between the Active Arm and the Vehicle Arm  Success in IGA Normalized to Vehicle  TWYNEO®

 TWYNEO® PHASE IIISide-by-side with historical results*  TWYNEO®   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construedas conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Trials with Highest Difference in IGA Between the Active Arm and the Vehicle ArmModerate Subjects at Baseline Only  Success in IGA Normalized to Vehicle

 LEAN COMMERCIALIZATION APPROACH   Efficiently Reaching 80% Dermatology TRx in Acne and Rosacea  6,500Dermatologists  6,000NPs/PAs  Source: Syneos Health (Morrisville, NC), Sol-Gel Market Analysis, June 2019

 INSURERS’ FORMULARY          “All respondents recognized the product as a unique molecule for rosacea”“Near unanimous recognition as additional option for rosacea”“If priced and rebated similarly to the covered products, coverage seems likely”  EPSOLAY®          “Unique MOA will qualify it for formulary addition, price will determine its position”“If you price it like Epiduo, it will be managed like Epiduo”“If similarly priced with better tolerability, it would become preferred brand”  TWYNEO®  EPSOLAY® and TWYNEO® are Compelling Enough to Drive Formulary Consideration  Sources: NaviSync LLC (Morristown, NJ), Sol-Gel Managed Market Access for Acne and Rosacea, July 2019; Twyneo Payer Market Research Topline Summary, February 2020

 $22.8 million net revenues from generic products in 2019 $50.3 million in cash and investments as of December 31, 2019. Gross proceeds of $23 million raised in our underwritten offering in February 2020. Net proceeds of $5.0 million raised from our controlling shareholder in April 2020 under the same terms as our February 2020 underwritten offering22,494,707 outstanding Ordinary Shares as of February 19, 2020Cash resources are expected to enable funding of operational and capital expenditure requirements into the middle of 2021Sol-Gel does not plan to raise additional dilutive capital to fund pre-commercialization activities  STRONG FINANCIAL PROFILE

 Recent milestones & next steps  2019  Recognized revenues from launch of generic acyclovir cream, 5% (by Perrigo)  Granted patent for TWYNEO® until 2038  Reported positive phase III results for TWYNEO® in acne vulgaris  Reported positive phase III results for EPSOLAY® in papulopustular rosacea  2020  NDA submission for EPSOLAY®  NDA submission for TWYNEO®  Initiated phase I PoC for SGT-210 in palmoplantar keratoderma       2021  Phase I results for SGT-210 in punctuate palmoplantar keratoderma type 1  NDA approval and commercial launch of TWYNEO®  NDA approval and commercial launch of EPSOLAY®

 ©2019 Sol-Gel Technologies Ltd. All Rights Reserved. EPSOLAY® is a registered trademark of Sol-Gel Technologies Ltd. All other trademarks are the property of their respective owners.  WWW.SOL-GEL.COM